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                                                                    EXHIBIT 99.1

                             ---------------------------------------------------
NEWS BULLETIN                RE:      QIAO XING UNIVERSAL TELEPHONE, INC.
                                      QIAO XING BUILDING
      From:                           HUIZHOU CITY, GUANGDONG 16023 CHINA
THE FINANCIAL RELATIONS BOARD         http:\\www.qiaoxing.com
-----------------------------         NASDAQ: XING
      BSMG WORLDWIDE



 AT THE COMPANY:                AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE:
 Keneath Chen                   Haris Tajyar
 Capital Operation Department   General Information
 (011) 86-752-2820268           310-996-7462
 qxxiao@pub.huizhou.gd.cn       htajyar@bsmg.com

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FOR IMMEDIATE RELEASE
JULY 27, 2001

                 QIAO XING UNIVERSAL TELEPHONE, INC. RETAINS THE
                    FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
                      TO EXPAND INVESTOR RELATIONS PROGRAM

HUIZHOU, CHINA (JULY 27, 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING), the second largest telephone manufacturer and marketer in China, today announced that it is expanding communications with the financial community and has retained America's largest firm dedicated to investor relations. The Financial Relations Board/BSMG Worldwide has been retained by Qiao Xing for investor relations consulting and for the implementation of an expanded communications program among investment professionals.

Rui Lin Wu, Chairman of Qiao Xing Universal Telephone, Inc., stated, "As the second largest manufacturer of telephones in China, Qiao Xing is expected to benefit from China's growing economy and improving telecommunications industry. As a result, we expect to achieve a number of key milestones in the coming years. We have retained The Financial Relations Board/BSMG Worldwide to help relay our achievements and prospects to the investment community. The agency is a well-established leader in the investor relations practice, and we look forward to the visibility for Qiao Xing that this relationship will help create."

ABOUT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
With more than 500 clients, The Financial Relations Board/BSMG Worldwide (www.frbinc.com) is believed to be the world's oldest and largest agency specializing in investor relations.

The Financial Relations Board/BSMG Worldwide is a unit of BSMG Worldwide (www.bsmg.com) one of the world's leading communications firms. The firm has offices in major media, business, and government capitals around the world, operating through its fully owned network and partner agencies in 59 key cities in 37 countries.


                                    - more -

Financial Relations Board, Inc. serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

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Qiao Xing Universal Telephone, Inc.
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BSMG Worldwide offers global public relations capabilities in practices including consumer and business-to-business marketing, healthcare, financial & professional services marketing, crisis communications, public affairs, corporate, financial and investor relations, technology, food & beverage, travel & lifestyle marketing, cyber public relations, Hispanic and youth marketing, and visual communications. BSMG Worldwide also includes a corporate image and advocacy advertising firm, SawyerMiller + Co., as well as a full-service research and consulting arm, KRC.

BSMG Worldwide is a unit of The Interpublic Group of Companies (NYSE:IPG), the largest global organization of advertising agencies, marketing communications and marketing services companies. Its companies are organized into four major divisions: McCann-Erickson WorldGroup; FCB Group; The Partnership; and Advanced Marketing Services, which includes BSMG Worldwide.

The Interpublic Group of Companies, in the wake of its acquisition of True North Communications, is merging BSMG Worldwide with Weber Shandwick Worldwide. The new firm will be known as Weber Shandwick Worldwide, and will be the world's largest global public relations firm with approximately $500 million in revenue. The merger will be completed by September 30.

Currently, Weber Shandwick Worldwide (www.webershandwick.com) maintains 67 offices in 23 countries. The firm is a premier global public relations agency and a world leader in key practice areas including public affairs, technology, financial and entertainment.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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